Exhibit 1.01

Conflict Minerals Report for the Year Ended December 31, 2018

I.                                        Introduction

This Conflict Minerals Report (this “CMR”) of Activision Blizzard, Inc. (the “Company,” “we,” “us,” or “our”) for the year ended December 31, 2018 (the “Reporting Period”), is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”).  Numerous terms in this CMR are defined in Rule 13p-1 and Form SD, and the reader is referred to those sources and to SEC Release No. 34-67716, issued by the Securities and Exchange Commission (the “SEC”) on August 22, 2012, for such definitions.

Rule 13p-1 generally provides that a company must file this report if it manufactures or contracts to manufacture products for which one or more of the following minerals are necessary to the functionality or production of those products: cassiterite; columbite-tantalite (coltan); and wolframite; their derivatives tantalum, tin and tungsten; and gold (collectively, “3TGs”).  These are considered “conflict minerals” under Rule 13p-1 regardless of their geographic origin and whether or not they fund armed conflict in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”).

II.                                   Design of Our 3TG Program

We have designed our 3TG program to conform, in all material respects, with the internationally recognized five-step framework of the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and its Supplements (the “OECD Framework”), specifically as it relates to our position in the 3TG supply chain as a “downstream” company.

We rely upon multi-stakeholder initiatives that provide verification processes for conflict-free minerals from smelters or refiners that may provide those minerals to companies in our supply chain, such as the Responsible Minerals Initiative (“RMI”) (formerly known as the Conflict-Free Sourcing Initiative).  As the purchaser, not the manufacturer, of the products we sell, we are many steps removed from the mining of 3TGs; we do not purchase raw ore or unrefined 3TGs.

III.                              Description of Our Product Identification Process

After reviewing the products that we manufactured or contracted to manufacture during the Reporting Period, we identified the direct suppliers of our products that we believed may contain 3TGs.  In accordance with the processes described below, we provided each of these direct suppliers with the Conflict Minerals Reporting Template (“CMRT”), designed by the RMI, and requested that the suppliers complete and return them.  Each of the 11 suppliers to whom we provided CMRTs completed and returned the CMRTs.

Based on the responses that we received, we determined that 3TGs were necessary to the functionality or production of certain of the products we contract to manufacturer—specifically, certain branded products associated with our Overwatch® and World of Warcraft® franchises, and certain logo pins associated with our Overwatch League esports league (the “Covered Products”).  All Covered Products were manufactured by third parties pursuant to the Company’s specifications.  The Company does not directly purchase 3TGs, nor do we have any direct relationship with any mines or smelters that process these minerals.

IV.                               Description of Our Reasonable Country of Origin Inquiry

After identifying the Covered Products manufactured during the Reporting Period, we conducted a reasonable country of origin inquiry (“RCOI”) designed to determine whether the necessary 3TGs in the Covered Products originated or may have originated in the Covered Countries or came from recycled or scrap sources.

Based on the CMRTs completed by our direct suppliers, we determined that the Covered Products were all manufactured by a total of two direct suppliers.  One of these suppliers indicated that the tin used in the Covered Products that it manufactured were sourced from a single smelter, Yunnan Tin Company, a smelter located in China that is listed on the conformant smelter list maintained by the RMI.  The other supplier of Covered Products indicated that it did not source its tin from the Covered Countries, but that it was not able to determine from its own suppliers the identity of the specific facilities used to process that tin.

Because it is possible that a portion of our necessary 3TGs originated or may have originated in the Covered Countries and we have reason to believe that those necessary 3TGs may not be from recycled or scrap sources, we conducted due diligence on the origin of the 3TGs incorporated into the Covered Products in accordance with the due diligence processes described below.

V.                                    Description of Our Due Diligence Measures

The following describes the measures taken to reasonably determine the country of origin and to exercise due diligence in our 3TG supply chain in conformance with the OECD Framework.

Step 1: Establish strong company management systems

•                  3TG Sourcing Team—To effectively coordinate our efforts, we have established a cross-functional team tasked with overseeing 3TG sourcing compliance (the “3TG Sourcing Team”), which includes members of our legal, compliance, and supply chain teams.

•                  Conflict Minerals Sourcing Policy—We have adopted a Conflict Minerals Sourcing Policy (our “3TG Policy”), in which we commit to exercise due diligence with relevant suppliers consistent with the OECD Framework and to encourage our suppliers to do likewise with their suppliers.  We have made this policy publicly available on our website at http://investor.activision.com/corporate-governance.cfm, which website is not incorporated by reference herein.

•                  Internal Management—Our 3TG Sourcing Team, which is overseen by the Company’s Chief Compliance Officer, is responsible for scoping, inquiring, and performing due diligence regarding our sourcing of 3TGs.  Responsibilities are delegated to the members of the team with the knowledge, experience, or relationship with the supplier required to effectively perform these functions.

•                  Transparency and Record Retention—As a downstream company, we have no direct business relationships with the smelters or refiners in our 3TG supply chain.  As a result, we establish transparency as to upstream actors through communications with direct suppliers.  We obtain declarations from relevant suppliers using the CMRT that give us insight into the supply chains of those suppliers.  All 3TG-related records are stored digitally for a minimum of five years.

•                  Supplier Engagement—By involving members of our supply chain team, we are able to leverage pre-existing relationships with our suppliers to deliver the CMRT to the most appropriate contact at each relevant supplier and to follow up with those contacts in the event we do not receive a prompt response.  We clearly communicate our expectations on responsible mineral sourcing through our supplier contracts, as well as our Vendor Code of Conduct (“VCOC”) and 3TG Policy.

•                  Grievance Mechanism—To detect risks as early as possible, the Company has established a company-wide compliance email address, vendorcompliance@activisionblizzard.com, which is included in the VCOC distributed to all suppliers and made available on our corporate website at http://investor.activision.com/corporate-governance.cfm.  Our VCOC expresses our expectation that if any of our business associates become aware of actual or potential violations of the VCOC, including the provisions specific to 3TG sourcing, they promptly report these concerns to us through this email address.  Any reports made through this email address are forwarded directly to the attorney members of the 3TG Sourcing Team, who review the reports and respond as necessary.

Step 2: Identify and assess risks in the supply chain:

•                  Identify In-Scope Products—As described above, our 3TG Sourcing Team conducted a review of the products manufactured or contracted to be manufactured during the Reporting Period to identify products deemed within the scope of Rule 13p-1.

•                  Conduct Reasonable Country of Origin Inquiry—As described above, we utilized the CMRT to query suppliers of the Covered Products for 3TG sourcing information.  We evaluated the responses returned by our suppliers to determine our reporting obligations based on this RCOI.

•                  Complete Additional Follow-up—We worked with our direct suppliers to clarify and validate to our satisfaction the information they provided and contacted suppliers who were wholly unresponsive multiple times to collect the required CMRT information.

•                  Identify Smelters and Refiners—We identified the smelters and refiners in our supply chain by utilizing the CMRT.  We reconciled identified smelters and refiners to the lists of smelter facilities maintained by the RMI as part of its Responsible Minerals Assurance Process (“RMAP”).

Step 3: Design and implement a strategy to respond to identified risks

When one of our suppliers reports that it has been using 3TGs originating from the Covered Countries in the products it supplies to us, or if it fails to provide us with the requested information on its own sources, our Chief Compliance Officer, in conjunction with the most senior employee who coordinates our relationship with that supplier, will assess risk with respect to the funding of armed conflict in the Covered Countries and determine the best course of action.  The most appropriate response in the face of a supply chain risk will depend on a number of factors, including the type of risk, the severity of the risk, and the specifics of our relationship with the supplier in question, and may include temporarily suspending the relationship or disengaging with the supplier.

Step 4: Carry out independent third-party audit of smelters’ and refiners’ due diligence practices

We rely on our direct suppliers and industry organizations, like the RMI, to manage independent third-party audits of smelter and refiner due diligence practices.  We consulted the findings of audits conducted by the RMI and other organizations, as well as other information as to which smelters and refiners are actively working toward being audited.

Step 5: Report annually on supply chain due diligence

We file a Form SD and Conflict Minerals Report with the SEC on an annual basis, as necessary.  Any such Forms SD and Conflict Minerals Reports are made available on our website at http://investor.activision.com/corporate-governance.cfm.

VI.                               Results of Due Diligence Process

Both suppliers of Covered Products confirmed that, to the best of their knowledge, the products they supplied to us did not contain 3TGs originating from the Covered Countries.  One of these suppliers indicated that the tin used in its Covered Products was supplied by a single smelter located in China, Yunnan Tin Company.   We reconciled the name of this smelter against an independently verified list leveraging the audit results of the RMAP (available online at http://www.responsiblemineralsinitiative.org/, which website is not incorporated by reference herein) and confirmed that it appeared on the conformant smelter list maintained by the RMI. The other supplier of 3TGs used in the Covered Products was unable to determine from its “upstream” supplier the identity the exact smelter used for the tin used in the Covered Products it supplied.

As a “downstream” company with no contractual relationship with smelters and refiners, we depend on our direct suppliers, and the supply chains of those direct suppliers, to provide us with the information needed to conduct our RCOI and due diligence.  Further, we rely, to a large extent, on information collected and provided by third-party audit programs, like the RMAP.  Based on the foregoing, none of the Covered Products for 2018 were determined by us to support conflict (i.e., to contain necessary 3TG that directly or indirectly financed or benefitted an armed group in a Covered Country). However, we did not conclude that any of our in-scope products were “DRC conflict free.”

VII.                          Risk Mitigation

As part of our ongoing commitment to further mitigate the risk of our 3TGs funding armed conflict in the Covered Countries, we will undertake the following steps, among others, during the next compliance period:

•                  In order to ensure that the information we receive is complete and accurate for 2019, we will continue to work with suppliers who provide incomplete or insufficient information, or who do not promptly respond to our requests for information.

•                  We will continue to provide our 3TG Policy and VCOC to our suppliers and include our 3TG sourcing expectations in standard supplier contracts.

•                  We will continue to follow our 3TG sourcing RCOI and due diligence processes for the 2019 reporting period by distributing CMRTs to identified suppliers of 3TGs and reviewing and validating the information that we receive.

•                  We will strive to maintain our CMRT response rate.

•                  We will continue to compare the information received through our RCOI and due diligence processes against independent third-party validation programs, such as the RMAP.

Certain statements in this CMR contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include expectations concerning the Company’s future actions to engage suppliers, to identify to the extent possible the source of 3TGs in its products, and to take other actions regarding its product sourcing. The Company’s actual actions or results may differ materially from those expected or anticipated in the forward-looking statements due to both known and unknown risks and uncertainties including, but not limited to, decisions to make changes in the Company’s continual improvement efforts and delays or difficulties in engaging suppliers and identifying the source of 3TGs contained in the Company’s products.